[MAGNA LOGO]                              Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel  (905) 726-2462
                                          Fax  (905) 726-7164

                              PRESS RELEASE
         MAGNA ANNOUNCES FOURTH QUARTER AND 2003 FISCAL YEAR RESULTS

February 16, 2004, Aurora, Ontario, Canada....Magna International Inc. TSX:
MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the three months and year ended December 31, 2003.


    -------------------------------------------------------------------------
                                       THREE MONTHS ENDED      YEAR ENDED
                                      ------------------- -------------------
                                       Dec. 31,  Dec. 31,  Dec. 31,  Dec. 31,
                                         2003      2002      2003      2002
                                      --------- --------- --------- ---------

    Sales                             $  4,623  $  3,443  $ 15,345  $ 12,422

    Net income (1),(4)                $    140  $    110  $    522  $    554
    Net income from continuing
     operations(1),(2),(4)            $    140  $    124  $    589  $    570
    Net income from
     operations(3),(4)                $    150  $    110  $    606  $    550

    Diluted earnings per
     share (1),(4)                    $   1.38  $   1.10  $   5.21  $   5.82
    Diluted earnings per share
     from continuing
     operations (1),(2),(4)           $   1.38  $   1.25  $   5.91  $   5.99
    Diluted earnings per share
     from operations (3),(4)          $   1.48  $   1.10  $   6.07  $   5.77
    -------------------------------------------------------------------------

    (1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP").

    (2) On September 2, 2003, we distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. ("MID") to our shareholders of record as of August 29, 2003. MID owns substantially all of what was previously our automotive real estate as well as our former controlling interest in Magna Entertainment Corp. ("MEC"). Net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of MEC as discontinued operations until August 29, 2003.

    (3) We measure and present net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating our operating performance. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

        Net income from operations for the three months ended December 31, 2003 is based on net income but excludes a future income tax charge of $10 million. Diluted earnings per share from operations for the three months ended December 31, 2003 are based on diluted earnings per share but exclude the future income tax charge of $0.10 per share.

        Net income from operations for the year ended December 31, 2003 is based on net income but excludes non-cash impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID, associated with the distribution of shares of MID on September 2, 2003, and excludes the future income tax charge described above. Diluted earnings per share from operations for the year ended December 31, 2003 are based on diluted earnings per share but exclude the non-cash impairment losses associated with the distribution of shares of MID and the future income tax charge, as described above.

        Net income from operations for the year ended December 31, 2002 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totaling a net gain of $4 million. Diluted earnings per share from operations for the year ended December 31, 2002 are based on diluted earnings per share, but exclude the ownership dilution gains and losses described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

    (4) Net income, net income from continuing operations, net income from operations, diluted earnings per share, diluted earnings per share from continuing operations, and diluted earnings per share from operations all include the impact of certain non-cash impairment charges recorded during the three month periods ended December 31, 2003 and 2002.

        During the three months ended December 31, 2003, we recorded
        $17 million in non-cash impairment charges related to long-lived assets at certain operations. The impact of these impairment charges to net income for the three months and year ended December 31, 2003 was $13 million. The impact to diluted earnings per share for the three months and year ended December 31, 2003 was $0.13.

        During the three months ended December 31, 2002, we recorded
        $54 million in non-cash impairment charges related to long-lived assets at certain operations. The impact of these impairment charges to net income for the three months and year ended December 31, 2002 was $34 million. The impact to diluted earnings per share for the three months and year ended December 31, 2002 was $0.35 and $0.37, respectively.

    For more information see notes 3, 4, 5, 6 and 9 to the Interim Unaudited Fourth Quarter and 2003 Consolidated Financial Statements attached.
    -------------------------------------------------------------------------
    All amounts in U.S. dollars and all tabular amounts in millions, except per share figures.
    -------------------------------------------------------------------------


THREE MONTHS ENDED DECEMBER 31, 2003
------------------------------------

We posted sales of $4.6 billion for the three months ended December 31, 2003, an increase of 34% over the three months ended December 31, 2002. The higher sales level in the fourth quarter of 2003 reflects increases of 21% in North American content per vehicle and 64% in European content per vehicle over the comparable quarter in 2002. The increase in content per vehicle in North America was largely attributable to the strengthening of the Canadian dollar against the U.S. dollar and new product launches. The increase in content per vehicle in Europe was largely attributable to new product launches and the strengthening of the euro and the British pound, each against the U.S. dollar. During the fourth quarter of 2003, North American vehicle production increased approximately 1% and European vehicle production declined approximately 1% from the comparable quarter.

We earned net income from operations for the three months ended December
31, 2003 of $150 million, compared to $110 million for the comparable quarter in 2002. Excluding the impairment charges described in note 4 above, net income from operations for the fourth quarter of 2003 would have been $163 million, an increase of $19 million or 13% over the comparable quarter in 2002. Net income and net income from continuing operations for the fourth quarter of 2003 were both $140 million.

Diluted earnings per share from operations were $1.48 for the three months ended December 31, 2003, compared to $1.10 for the three months ended December 31, 2002. Excluding the impairment charges described in note 4 above, diluted earnings per share from operations would have been $1.61, an increase of $0.16 or 11% over the comparable quarter in 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the fourth quarter of 2003 were both $1.38.

During the three months ended December 31, 2003, we generated cash from operations before changes in non-cash working capital of $327 million, an increase of 10% over the comparable quarter in 2002. We also generated $538 million from non-cash working capital for the fourth quarter of 2003. Total investment activities for the fourth quarter of 2003 were $437 million, including $302 million in fixed asset additions, $33 million for acquisitions, a $93 million increase in other assets, and a $9 million increase in investments.

YEAR ENDED DECEMBER 31, 2003
----------------------------

Sales for the year ended December 31, 2003 were $15.3 billion, an increase of 24% over the year ended December 31, 2002. The higher sales level in 2003 reflects increases of 20% in North American content per vehicle and 43% in European content per vehicle over 2002. The increase in content per vehicle in North America was largely attributable to new product launches, the strengthening of the Canadian dollar against the US dollar, and acquisitions completed subsequent to the third quarter of 2002. The increase in content per vehicle in Europe was largely attributable to the strengthening of the euro and the British pound, each against the US dollar, new product launches, and acquisitions completed in 2002. During 2003, North American vehicle production declined approximately 3% and European vehicle production increased approximately 1% from the comparable period.

We earned net income from operations for the year ended December 31, 2003 of $606 million, compared to $550 million for the year ended December 31, 2002. Excluding the impairment charges described in note 4 above, net income from operations for 2003 would have been $619 million, an increase of $35 million or 6% over 2002. Net income and net income from continuing operations for 2003 were $522 million and $589 million, respectively.

Diluted earnings per share from operations were $6.07 for the year ended December 31, 2003, compared to $5.77 for the year ended December 31, 2002. Excluding the impairment charges described in note 4 above, diluted earnings per share from operations for 2003 would have been $6.20, an increase of $0.06 or 1% over 2002. Diluted earnings per share and diluted earnings per share from continuing operations for 2003 were $5.21 and $5.91, respectively.

During the year ended December 31, 2003, we generated cash from operations before changes in non-cash working capital of $1.3 billion, an increase of 15% over the year ended December 31, 2002. We also invested $82 million in non-cash working capital. Total investment activities for 2003 were $1.1 billion, including $801 million in fixed asset additions, $41 million for acquisitions, and a $210 million increase in other assets.

Please refer to the unaudited Interim Consolidated Financial Statements for the three months and year ended December 31, 2003 and the Management's Discussion and Analysis ("MD&A") for 2003 which are attached to this press release. The audited Consolidated Financial Statements and MD&A will be included in the 2003 Annual Report to Shareholders.

OTHER MATTERS
-------------

We also announced that our Board of Directors today declared our regular quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal quarter ended December 31, 2003. The dividend of U.S. $0.34 per share is payable on March 18, 2004 to shareholders of record on March 9, 2004.

We also reaffirmed our 2004 outlook as described in our press release dated January 7, 2004.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

We have approximately 75,000 employees in 210 manufacturing operations and 49 product development and engineering centres in 22 countries. For further information on Magna, please visit our website at www.magna.com.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter results on Friday, February 27, 2004 at 9:00 a.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-840-6238. The number for overseas callers is 1-416-620-2411. Please call in 10 minutes prior to the conference call. Magna will also webcast the conference call on our website: www.magna.com. The slide presentation accompanying the conference call will be on our website Friday morning prior to the call. In addition, a supplementary slide package for the fourth quarter and full year 2003 is currently available on our website. For further information, please contact Vincent J. Galifi or Louis Tonelli at (905) 726-7100. For teleconferencing questions, please call (905) 726-7103.

This press release contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on our assumptions and analyses made in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. We expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.




    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
    (Unaudited)
    (United States dollars in millions, except per share figures)

                                      Three months ended        Year ended
                                         December 31,          December 31,
                            Note       2003       2002       2003       2002
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 3)               note 3)


    Sales                         $   4,623  $   3,443  $  15,345  $  12,422

    Cost of goods sold                3,940      2,866     12,805     10,273
    Depreciation and
     amortization                       136        116        505        422
    Selling, general and
     administrative                     279        221      1,007        780
    Interest income, net                 (3)        (8)       (13)       (13)
    Equity income                        (6)        (6)       (16)       (23)
    Impairment charges         5         17         36         17         36
    -------------------------------------------------------------------------
    Operating income                    260        218      1,040        947
    Other income (loss)     3, 7          -          -         (6)        15
    -------------------------------------------------------------------------
    Income from continuing
     operations before
     income taxes and
     minority interest                  260        218      1,034        962
    Income taxes               6        107         83        373        326
    Minority interest                    13         11         72         66
    -------------------------------------------------------------------------
    Net income from
     continuing operations              140        124        589        570
    Net loss from
     discontinued
     operations - MEC          4          -        (14)       (67)       (16)
    -------------------------------------------------------------------------
    Net income                    $     140  $     110  $     522  $     554
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Preferred Securities and
      other paid-in capital       $      (5) $      (5) $     (20) $     (26)
    Foreign exchange loss
     on the redemption of
     the 4.875% Convertible
     Subordinated Debentures   9          -          -          -        (11)
    -------------------------------------------------------------------------
    Net income available to
     Class A Subordinate
     Voting and Class B
     Shareholders                       135        105        502        517
    Retained earnings,
     beginning of period              2,289      2,498      2,570      2,217
    Dividends on Class A
     Subordinate Voting
     and Class B Shares                 (34)       (33)      (130)      (121)
    Distribution of
     MID shares                3          -          -       (552)         -
    Adjustment for change
     in accounting policy
     related to goodwill       5          -          -          -        (42)
    Repurchase of Class A
     Subordinate Voting
     Shares                   10          -          -          -         (1)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                $   2,390  $   2,570  $   2,390  $   2,570
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share from
     continuing operations:
      Basic                       $    1.39  $    1.26  $    5.93  $    6.02
      Diluted                     $    1.38  $    1.25  $    5.91  $    5.99
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting
     or Class B Share:
      Basic                       $    1.39  $    1.10  $    5.23  $    5.83
      Diluted                     $    1.38  $    1.10  $    5.21  $    5.82
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or Class B
     Share                        $    0.34  $    0.34  $    1.36  $    1.36
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                            96.4       95.4       95.9       88.7
      Diluted                          97.0       95.8       96.3       92.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (United States dollars in millions)

                                      Three months ended        Year ended
                                         December 31,          December 31,
                            Note       2003       2002       2003       2002
    -------------------------------------------------------------------------
                                             (restated             (restated
                                                note 3)               note 3)
    Cash provided from
     (used for):
    OPERATING ACTIVITIES
    Net income from
     continuing operations        $     140  $     124  $     589  $     570
    Items not involving
     current cash flows                 187        174        699        554
    -------------------------------------------------------------------------
                                        327        298      1,288      1,124
    Changes in non-cash
     working capital                    538        231        (82)       249
    Increase (decrease) in
     deferred revenue                    (4)        (1)        10         68
    -------------------------------------------------------------------------
                                        861        528      1,216      1,441
    -------------------------------------------------------------------------
    INVESTMENT ACTIVITIES
    Fixed asset additions              (302)      (312)      (801)      (833)
    Purchase of subsidiaries            (33)        14        (41)        11
    Decrease (increase)
     in investments                      (9)         1          -         (1)
    Increase in other assets            (93)       (84)      (210)      (157)
    Proceeds from disposition
     of investments and
     other                               25         12         50         27
    -------------------------------------------------------------------------
                                       (412)      (369)    (1,002)      (953)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Net issues (repayments)
     of debt                            (38)       (51)        73       (129)
    Repayments of debentures'
     interest obligations                (2)         -         (6)       (13)
    Preferred Securities
     distributions                       (6)        (6)       (26)       (24)
    Issues of subordinated
     debentures by
     subsidiaries              8          -          -         66          -
    Issues of Class A
     Subordinate Voting
     Shares                               4          -         42         19
    Issues of shares
     by subsidiaries                      3          -         16         66
    Repurchase of Class A
     Subordinate Voting
     Shares                               -          -          -         (2)
    Dividends paid to
     minority interests                  (5)        (5)       (16)       (14)
    Dividends                  3        (32)       (33)      (147)      (119)
    -------------------------------------------------------------------------
                                        (76)       (95)         2       (216)
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    88         17        191         17
    -------------------------------------------------------------------------

    Net increase in cash
     and cash equivalents
     during the period                  461         81        407        289
    Cash and cash equivalents,
     beginning of period              1,067      1,040      1,121        832
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                $   1,528  $   1,121  $   1,528  $   1,121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (United States dollars in millions)

                                                   December 31,  December 31,
                                            Note          2003          2002
    -------------------------------------------------------------------------
                                                                   (restated
                                                                      note 3)

    ASSETS
    Current assets
    Cash and cash equivalents                        $   1,528     $   1,121
    Accounts receivable                                  2,615         2,094
    Inventories                                          1,116           916
    Prepaid expenses and other                             112            78
    Discontinued operations - MEC              4             -           160
    -------------------------------------------------------------------------
                                                         5,371         4,369
    -------------------------------------------------------------------------
    Investments                                            127           114
    Fixed assets, net                                    3,300         3,663
    Goodwill, net                              5           505           466
    Future tax assets                                      179           175
    Other assets                                           334           270
    Discontinued operations - MEC              4             -         1,096
    -------------------------------------------------------------------------
                                                     $   9,816     $  10,153
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $     298     $     223
    Accounts payable                                     2,471         1,954
    Accrued salaries and wages                             368           304
    Other accrued liabilities                              244           180
    Income taxes payable                                    19            67
    Long-term debt due within one year                      35            36
    Discontinued operations - MEC              4             -           172
    -------------------------------------------------------------------------
                                                         3,435         2,936
    -------------------------------------------------------------------------
    Deferred revenue                                        80            86
    Long-term debt                                         267           248
    Debentures' interest obligation                         41            39
    Other long-term liabilities                            207           186
    Future tax liabilities                                 230           170
    Minority interest                          8           626           410
    Discontinued operations - MEC              4             -           657
    -------------------------------------------------------------------------
                                                         4,886         4,732
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             10
      Class A Subordinate Voting Shares
      (issued: 95,310,518; December
       31, 2002 - 94,477,224)                            1,592         2,487
      Class B Shares
      (convertible into Class A Subordinate
       Voting Shares) (issued: 1,096,509)                    -             1
    Preferred Securities                                   277           277
    Other paid-in capital                                   68            64
    Contributed Surplus                                      3             -
    Retained earnings                                    2,390         2,570
    Currency translation adjustment                        600            22
    -------------------------------------------------------------------------
                                                         4,930         5,421
    -------------------------------------------------------------------------
                                                     $   9,816     $  10,153
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------


    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 audited annual consolidated financial statements.

        The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 audited annual consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2003 and the results of operations and cash flows for the three-month periods and years ended
        December 31, 2003 and 2002.


    2.  ACCOUNTING CHANGE

        Stock-Based Compensation

        In November 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock-based compensation paid to employees. As permitted by CICA 3870, the Company adopted these new recommendations prospectively without restatement of any comparable period, effective January 1, 2003. For awards granted prior to January 1, 2003, the Company continues to use the intrinsic value method.


    3.  DISTRIBUTION OF MID SHARES

        (a) On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ("MID"), a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

            As required by The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"), the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

            Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On
            August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

            In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 (note 4). However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

        (b) Cash Distribution

            Dividends as presented in the consolidated statement of cash flows include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.


    4.  DISCONTINUED OPERATIONS - MEC

        The Company's revenues and expenses, cash flows, and assets, liabilities and equity related to MEC are as follows:

        Statements of income:
                                                 Three      Eight
                                                months     months       Year
                                                 ended      ended      ended
                                               Dec. 31    Aug. 29    Dec. 31
                                                  2002       2003       2002
        ---------------------------------------------------------------------
        Sales                                $     107  $     525  $     549
        Costs and expenses                         147        520        572
        ---------------------------------------------------------------------
        Operating income (loss)                    (40)         5        (23)
        Impairment loss recorded on
         distribution (note 3)                       -        (68)         -
        Dilution loss (a)                            -          -        (11)
        ---------------------------------------------------------------------
        Loss before income taxes and
         minority interest                         (40)       (63)       (34)
        Income taxes                               (16)         3         (9)
        Minority interest                          (10)         1         (9)
        ---------------------------------------------------------------------
        Net loss                             $     (14) $     (67) $     (16)
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) In April 2002, MEC completed a public offering by issuing
            23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

        Statements of cash flows:

                                                 Three      Eight
                                                months     months       Year
                                                 ended      ended      ended
                                               Dec. 31    Aug. 29    Dec. 31
                                                  2002       2003       2002
        ---------------------------------------------------------------------

        Cash provided from (used for):

        OPERATING ACTIVITIES
        Net loss                             $     (14) $     (67) $     (16)
        Items not involving current
         cash flows                                 10         92         36
        ---------------------------------------------------------------------
                                                    (4)        25         20
        Changes in non-cash working capital         16         (7)        (1)
        ---------------------------------------------------------------------
                                                    12         18         19
        ---------------------------------------------------------------------
        INVESTMENT ACTIVITIES
        Fixed asset (additions) disposals            7        (45)       (65)
        Increase in other assets                   (14)       (16)       (27)
        Proceeds from disposition of
         investments and other                       3          2         12
        Business acquisitions                     (146)         -       (146)
        ---------------------------------------------------------------------
                                                  (150)       (59)      (226)
        ---------------------------------------------------------------------
        FINANCING ACTIVITIES
        Net issue (repayment) of debt               45        (46)        35
        Issues of subordinated debentures           72        145         72
        Issues of Class A Subordinate
         Voting Stock                                -          -        142
        ---------------------------------------------------------------------
                                                   117         99        249
        ---------------------------------------------------------------------

        Effect of exchange rate changes
         on cash and cash equivalents                2          3          6
        ---------------------------------------------------------------------

        Net increase (decrease) in cash and
         cash equivalents during the period        (19)        61         48
        Cash and cash equivalents,
         beginning of period                       125        106         58
        ---------------------------------------------------------------------
        Cash and cash equivalents,
         end of period                       $     106  $     167  $     106
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        Balance Sheet:
                                                                 December 31,
                                                                        2002
        ---------------------------------------------------------------------

        ASSETS
        Current assets
        Cash and cash equivalents                                  $     106
        Accounts receivable                                               46
        Inventories                                                        2
        Prepaid expenses and other                                         6
        ---------------------------------------------------------------------
                                                                         160
        ---------------------------------------------------------------------
        Fixed assets, net                                                752
        Future tax assets                                                 12
        Other assets                                                     332
        ---------------------------------------------------------------------
                                                                   $   1,256
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        LIABILITIES AND MAGNA'S NET INVESTMENT
        Current liabilities
        Bank indebtedness                                          $      49
        Accounts payable and other accrued liabilities                   108
        Long-term debt due within one year                                15
        ---------------------------------------------------------------------
                                                                         172
        ---------------------------------------------------------------------
        Deferred revenue                                                   6
        Long-term debt                                                   118
        Debentures' interest obligation                                   67
        Future tax liabilities                                           166
        Minority interest                                                300
        ---------------------------------------------------------------------
                                                                         829
        ---------------------------------------------------------------------
        Magna's net investment in MEC                                    427
        ---------------------------------------------------------------------
                                                                   $   1,256
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    5.  GOODWILL AND OTHER INTANGIBLE ASSETS

        In accordance with CICA Handbook Section 3062, the Company completed its initial impairment review of goodwill during 2002. Based on this review, the Company recorded a goodwill write-down of $51 million, of which $15 million related to Decoma International Inc.'s ("Decoma") U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ("Intier") Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill write-down of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the write-downs of Decoma and Intier. The balance of the goodwill write-down of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

        In conjunction with the Company's annual goodwill and indefinite life intangible asset impairment analysis, and other indicators of impairment, the Company also assessed the recoverability of its long-lived assets at certain operations. As a result of this analysis, the Company has recorded impairment charges during 2003 and 2002 as follows:

                                                             2003       2002
        ---------------------------------------------------------------------

        Impairment of goodwill - Intier                 $       -  $       4
        Impairment of capital assets
          Decoma                                               17          -
          Intier                                                -         20
          Tesma                                                 -         12
        ---------------------------------------------------------------------
                                                        $      17  $      36
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) Decoma

            Upon completion of its 2004 business planning process, Decoma identified a number of indicators of United Kingdom long-lived asset impairment, including the continuation of budgeted operating losses, uncertain long-term production volumes for the United Kingdom market in general which affect certain of Decoma's existing programs, and excess paint capacity in the United Kingdom market. These and other indicators of impairment required Decoma to assess its United Kingdom asset base for recoverability. Estimated discounted future cash flows were used to determine the amount of the write-down. The result was a write-down of $12 million of certain of the assets of Decoma's Sybex facility.

            During 2003, Decoma completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails shutting down Decoma's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to Decoma's newer paint lines in Germany and Belgium. The consolidation required the write-down of the carrying value of the Decoform paint line by $5 million.

            As a result of cumulative losses in the United Kingdom and Germany, these impairment charges have not been tax benefited.

        (b) Intier

            Intier completed its annual goodwill impairment test as at December 31, 2002, after the annual forecasting process had been completed. As a result of this analysis, Intier determined that goodwill of $4 million relating to one reporting unit in its Interiors Europe reporting segment was impaired under the new rules. The impairment loss has been recorded in operating income as a charge against earnings in 2002. There was no tax recovery recorded on this charge to earnings.

            In conjunction with the review of goodwill, Intier also assessed the recoverability of its long-lived assets in the same reporting unit in its Interiors Europe reporting segment. Discounted cash flows were used to determine fair value. As a result of this review, the Company reduced the carrying value of machinery and equipment, leasehold improvements and buildings by $20 million. The $20 million write-down of long-lived assets has been recorded in operating income as a charge against earnings in 2002. Net tax assets of $2 million associated with these operations were charged against earnings in 2002.

        (c) Tesma

            During 2002, as a result of current and historical operating losses and projected future losses following the launch of new business at its German die-casting facility, Tesma International Inc. ("Tesma") initiated and completed a review for impairment of the approximate $21 million carrying value of capital and other long-lived assets ("asset group") of this subsidiary, which consisted mainly of machinery, equipment, land and buildings. The estimated fair value of the asset group was determined primarily using a market-based approach which estimates value based on market prices in actual transactions and on asking prices for currently available assets that are in a similar state and condition. The remaining assets, for which the market approach was not possible, were valued using a cost approach. Utilizing these approaches, the fair value of the asset group was determined to be approximately $9 million. As a result, Tesma recorded a $12 million write-down of the carrying value of the respective assets.


    6.  INCOME TAXES

        During the fourth quarter of fiscal 2003, the Company recorded a future income tax charge of $10 million related to the increase in enacted income tax rates in Ontario, Canada.


    7.  OTHER INCOME (LOSS)

        Other income for 2003 includes $6 million of impairment losses related to certain real estate properties of MID (note 3).

        In July 2002, Tesma completed a public offering by issuing
        2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

        In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

        The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.


    8.  DEBENTURES ISSUED BY SUBSIDIARIES

        On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

        The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.


    9.  REDEMPTION OF THE 4.875% CONVERTIBLE SUBORDINATED DEBENTURES

        In May 2002, the Company called for the redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

        On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.


    10. CAPITAL STOCK

        (a) On August 6, 2003, the Company announced that The Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3 million of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of U.S.$200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

            During the year a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to certain executives. During 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

        (b) As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively (note 3).

        (c) The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at December 31, 2003 were exercised:

            Class A Subordinate Voting and Class B Shares
             outstanding at December 31, 2003                           96.4
            Stock options                                                3.0
            -----------------------------------------------------------------
                                                                        99.4
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.


    11. STOCK BASED COMPENSATION

        (a) The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million):

                                                 Options outstanding
                                               -----------------------
                                                       Weighted
                                                        average       Number
                                              Number   exercise   of options
                                          of options      price  exercisable
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Outstanding at
             December 31, 2002             3,377,875   Cdn$89.19   1,958,375
            Granted                          320,000   Cdn$93.19           -
            Exercised                        (36,850)  Cdn$66.55     (36,850)
            Vested                                 -           -      65,000
            -----------------------------------------------------------------
            Outstanding at
             March 31, 2003                3,661,025   Cdn$89.77   1,986,525
            Granted                           40,000   Cdn$93.17           -
            Exercised                        (64,150)  Cdn$68.46     (64,150)
            Cancelled                       (115,000) Cdn$104.08     (42,000)
            Vested                                 -           -       8,000
            -----------------------------------------------------------------
            Outstanding at June 30, 2003   3,521,875   Cdn$89.73   1,888,375
            Exercised                       (621,025)  Cdn$74.83    (621,025)
            Vested                                 -           -      25,000
            Anti-dilution adjustment
             related to MID
             distribution (b)                      -  (Cdn$11.98)          -
            -----------------------------------------------------------------
            Outstanding at
             September 30, 2003            2,900,850   Cdn$80.74   1,292,350
            Granted                          225,000  Cdn$105.05           -
            Exercised                        (79,400)  Cdn$89.51     (79,400)
            Vested                                 -           -     779,000
            -----------------------------------------------------------------
            Outstanding at
             December 31, 2003             3,046,450   Cdn$82.31   1,991,950
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) As a result of the dilutive impact of the MID distribution
            (note 3), all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

        (c) Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective
            January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 "Stock-Based Compensation and Other Stock-Based Payments" for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                       Date of Grant
                                          -----------------------------------
                                            December     January     January
                                                2003        2003        2002
            -----------------------------------------------------------------

            Risk free interest rate            3.75%       4.25%          5%
            Expected dividend yield            1.30%       2.12%       1.45%
            Expected volatility                  32%         28%         24%
            Expected time until exercise     4 years     4 years     4 years
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            For the year ended December 31, 2003, the compensation expense recognized in selling, general and administration expense related to the Company's outstanding fixed price stock options amounted to approximately $4 million or $0.04 per share.

            For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months and year ended
            December 31, 2003 and 2002 would have been as follows:


                                       Three months ended       Year ended
                                           December 31,        December 31,
                                          2003      2002      2003      2002
            -----------------------------------------------------------------


            Pro forma net income      $    138  $    109  $    518  $    539

            Pro forma earnings per
             Class A Subordinate
             Voting or Class B Share
              Basic                   $   1.38  $   1.09  $   5.19  $   5.68
              Diluted                 $   1.37  $   1.09  $   5.17  $   5.66
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            The weighted average fair value of options granted during the year ended December 31, 2003 was Cdn$24.13 (2002 - Cdn$24.50).

        (d) The Company has awarded to three executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executive, subject to acceleration on death and disability, on December 31, 2006, provided certain conditions are met and are to be released in equal amounts over a ten-year period commencing January 1, 2007, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At December 31, 2003, unamortized compensation expense related to the restricted stock arrangements was $16 million.


    12. SEGMENTED INFORMATION

                               Three months ended         Three months ended
                                December 31, 2003          December 31, 2002
        ------------------------------------------ --------------------------

                                            Fixed                      Fixed
                          Total Operating  assets,   Total Operating  assets,
                          sales    income     net    sales    income     net
        ------------------------------------------ --------------------------

        Public Automotive
         Operations
          Decoma
           International
           Inc.         $   663  $    16  $   684  $   542  $    39  $   529
          Intier
           Automotive
           Inc.           1,421       39      544    1,055       16      460
          Tesma
           International
           Inc.             299       32      305      248       16      275

        Wholly Owned
         Automotive
         Operations
          Magna Steyr     1,016       24      545      488        2      609
          Other
           Automotive
           Operations     1,264      100    1,156    1,130      115      985

        Corporate and
         other              (40)      49       66      (20)      30      805
        ------------------------------------------ --------------------------
        Total
         reportable
         segments       $ 4,623  $   260    3,300  $ 3,443  $   218    3,663
        Current assets                      5,371                      4,369
        Investments,
         goodwill and
         other assets                       1,145                      1,025
        Discontinued
         operations
         long-term
         assets                                 -                      1,096
        ------------------------------------------ --------------------------
        Consolidated
         total assets                     $ 9,816                    $10,153
        ------------------------------------------ --------------------------
        ------------------------------------------- -------------------------

                                       Year ended                 Year ended
                                December 31, 2003          December 31, 2002
        ------------------------------------------ --------------------------
        ------------------------------------------ --------------------------


                                            Fixed                      Fixed
                          Total Operating  assets,   Total Operating  assets,
                          sales    income     net    sales    income     net
        ------------------------------------------ --------------------------

        Public
         Automotive
         Operations
          Decoma
           International
           Inc.         $ 2,426  $   142  $   684  $ 2,125  $   170  $   529
          Intier
           Automotive
           Inc.           4,654      124      544    3,862      114      460
          Tesma
           International
           Inc.           1,102      110      305      926       83      275

        Wholly Owned
         Automotive
         Operations
          Magna Steyr     2,719       47      545    1,959       13      609
          Other
           Automotive
           Operations     4,591      421    1,156    3,643      382      985

        Corporate and
         other             (147)     196       66      (93)     185      805
        ------------------------------------------ --------------------------
        Total
         reportable
         segments       $15,345  $ 1,040    3,300  $12,422  $   947    3,663
        Current assets                      5,371                      4,369
        Investments,
         goodwill and
         other assets                       1,145                      1,025
        Discontinued
         operations
         long-term
         assets                                 -                      1,096
        ------------------------------------------ --------------------------
        Consolidated
         total assets                     $ 9,816                    $10,153
        ------------------------------------------ --------------------------
        ------------------------------------------ --------------------------

        Substantially all of MID's automotive real estate assets that were distributed to shareholders on September 2, 2003 (note 3) were previously included in the Corporate and other segment.


    13. SUBSEQUENT EVENTS

        On January 2, 2004, Tesma completed the acquisition of Davis Industries, Inc. ("Davis"). Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

        The total consideration for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash and $30 million of assumed debt. At December 31, 2003, Tesma deposited the $45 million cash payment into an escrow account to be released on closing. This amount has been included in other assets.


    14. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL POSITION
For the three months and year ended December 31, 2003
------------------------------------------------------------------------

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months and year ended December 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Where we say "we", "us", "our" or "Magna", we mean Magna International Inc. and its subsidiaries.


OVERVIEW

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. We supply our products and services through the following global product groups:

    Public Subsidiaries
    -   Decoma International Inc. ("Decoma")
        - exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components
    -   Intier Automotive Inc. ("Intier")
        -  interior and closure components, systems and modules
    -   Tesma International Inc. ("Tesma")
        - powertrain (engine, transmission, and fuel) components, modules and systems

    Wholly Owned Subsidiaries
    -   Magna Steyr
        - complete vehicle engineering and assembly of low volume derivative, niche and other vehicles; and
        -  complete drivetrain technologies
    -   Other Automotive Operations
        - Cosma International - stamped, hydroformed and welded metal body systems, components, assemblies and modules
        - Magna Donnelly - exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics


HIGHLIGHTS

2003 proved to be another successful year for us. During the year ended December 31, 2003, we posted strong financial results, including:
    -   Record sales of $15.3 billion;
    -   Operating income exceeded $1 billion for the first time;
    -   Net income from continuing operations of $589 million; and
    -   Diluted earnings per share from continuing operations of $5.91

Other significant developments during 2003 and in early 2004 included the following:

    - On August 19, 2003, the distribution of 100% of the outstanding shares of MI Developments Inc. ("MID") was approved by our shareholders (the "MID distribution"). MID owns substantially all of what was previously our automotive real estate and our former controlling interest in Magna Entertainment Corp. ("MEC"). On September 2, 2003, we distributed 100% of MID's Class A Subordinate Voting and Class B Shares to our shareholders of record as of the close of business on August 29, 2003 and, as a result, we no longer have any ownership interest in MID or MEC.

        In accordance with recommendations of the Canadian Institute of Chartered Accountants, our results have been restated to reflect the financial results of MEC as discontinued operations. However, because we continue to occupy the automotive real estate under long term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed as continuing operations in the consolidated financial statements until August 29, 2003.


    - During 2003, we successfully launched a number of significant production programs. In North America we launched the Chrysler Pacifica (seats, hydroformed front and rear cradles) and Dodge Durango (hydroformed frame) programs, the Ford Freestar and Mercury Monterey (seats and interior components, Class A and various other stampings) program and the Cadillac SRX (interior integration, front and rear fascias, exterior mirrors, engine and transmission components) program. In Europe we launched the Nissan Micra (cockpit) program and Toyota Avensis (door panels) program.

        In addition, at Magna Steyr in Europe we successfully launched two major assembly programs, the Saab 9(3) Convertible and the BMW X3 in the third and fourth quarter, respectively.

    - 2003 proved to be our most successful year in terms of business awards, with over $6 billion awarded. In North America we were awarded the frame for the Ford Explorer program; the transfer case for General Motors' next generation full size pick ups and sport utilities program; and complete seat programs in North America. In Europe, we were awarded metal stampings and sub-assemblies for a French-based OEM and the exterior mirrors for the DaimlerChrysler C-Class and Volkswagen Passat programs.

    - These new business awards, along with the significant programs launched in 2003 and launching in 2004, will allow us to continue our historical track record of strong revenue growth, and are expected to provide strong profit growth.

    - In association with the award of the transfer case on the General Motors' next generation full size pick ups and sport utilities program, we recently established our seventh group, Magna Drivetrain. Magna Drivetrain will provide highly engineered drivetrain products (transfer cases, balance shafts and other drivetrain components) to customers in North America and Europe and combines the existing Magna Steyr Powertrain business with the new transfer case on the General Motors' next generation full size pick ups and sport utilities program.

    - We have significantly strengthened our presence in the Asia Pacific Basin. In Japan, we increased the size of our engineering, program management and sales staff, moving into a larger office in Tokyo. In addition, we established sales and engineering offices in Nagoya, Japan and Seoul, Korea. Major awards for new business have included an engine module program in Korea, engineering contracts for seating and interior components in Japan and Korea and engineering contracts for safety systems and vehicle engineering with several Japanese customers.

    - On January 2, 2004, Tesma completed the acquisition of Davis Industries Inc. ("Davis"). This acquisition increases Tesma's presence in the United States with a product base that is complementary to Tesma's existing transmission product offerings and other stamped components. The total consideration paid for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash, and of $30 million of assumed debt.


INDUSTRY TRENDS AND RISKS

A number of trends have had a significant impact on the global automotive industry in recent years, including:

    - increasing pressure by automobile manufacturers on automotive suppliers to reduce their prices;

    - globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;

    - the evolving role of independent automotive component suppliers and their progression up the "value chain";

    -   increasing out-sourcing and modularization of vehicle production;

    - increasing prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

    - growth of North American subsidiaries of foreign based automobile manufacturers.

The following are some of the more significant risks and trends relating to the automotive industry that could affect our ability to achieve our desired results:

    - An economic downturn could reduce or eliminate our profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, oil and energy prices and international conflicts.

    - Increasing price reduction pressures from our customers could reduce profit margins. In the past, we entered into, and will continue to enter into, long term supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been somewhat offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of our customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on our future profit margins. To the extent that these price reductions are not offset through cost reductions, our future profit margins would be adversely affected.

    - We are under increasing pressure to absorb more costs related to product design and engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by us may not be fully recovered.

    - Although we supply parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles could have an adverse effect on our sales and profit margins.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro or other currencies in which we generate our revenues.

    - Our customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on our results. We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have product liability coverage under insurance policies. This coverage will continue until August 2004, subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage may have an adverse effect on our operations and financial condition.


RESULTS OF OPERATIONS
Accounting Changes

Stock-Based Compensation

In November 2003, the Canadian Institute of Chartered Accountants
("CICA") amended Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). The revised standard requires the use of the fair value method for all stock based compensation paid to employees. The revised standard only applies to awards granted after January 1, 2002. As permitted by CICA 3870, effective January 1, 2003, we adopted these new recommendations prospectively without restatement of any comparable period. For awards granted prior to January 1, 2003, we continue to use the intrinsic value method. During 2003, we recorded stock option compensation expense in selling, general and administrative expenses of $4 million, which had a negative impact on diluted earnings per Class A Subordinate Voting or Class B Share of $0.04.

Average Foreign Exchange

                                 For the              For the three
                               year ended              months ended
                               December 31,            December 31,
                             ----------------        ----------------
                               2003    2002   Change   2003    2002   Change
    -------------------------------------------------------------------------
    1 Canadian dollar equals
     U.S. dollars              0.716   0.637   + 12%   0.760   0.638   + 19%
    1 Euro equals
     U.S. dollars              1.132   0.946   + 20%   1.192   1.000   + 19%
    1 British pound equals
     U.S. dollars              1.635   1.503   +  9%   1.708   1.572   +  9%
    -------------------------------------------------------------------------

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the year and three months ended December 31, 2003 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where relevant.


RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2003

Sales
                                                 For the three
                                                 months ended
                                                  December 31,
                                             ---------------------
                                                 2003       2002      Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              3.898      3.865      +  1%
      Europe                                     4.155      4.185      -  1%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     603  $     500      + 21%
      Europe                                 $     418  $     255      + 64%
    -------------------------------------------------------------------------

    Sales
      North American Production              $   2,349  $   1,931      + 22%
      European Production and Assembly           1,736      1,068      + 63%
      Tooling, Engineering and Other               538        444      + 21%
    -------------------------------------------------------------------------
    Total Sales                              $   4,623  $   3,443      + 34%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Total sales reached a record level in the fourth quarter of 2003, increasing 34% or $1.2 billion to $4.6 billion for the fourth quarter of 2003.

During the three months ended December 31, 2003, North American production sales increased by 22% or $418 million over the three months ended December 31, 2002 to $2.3 billion. This increase in production sales reflects a 21% increase in our North American average dollar content per vehicle, combined with a 1% increase in North American vehicle production volumes over the three months ended December 31, 2002.

The increase in the North American average dollar content per vehicle is primarily as a result of increased reported U.S. dollar sales as a result of the strengthening of the Canadian dollar against the U.S. dollar and due to programs launched in 2003 including the Ford Freestar and Mercury Monterey program, the Ford F-150 program, the Chrysler Pacifica program, the Cadillac SRX program, the GMC Canyon and Chevrolet Colorado program, the Chevrolet Malibu program, the Dodge Durango program and the Mitsubishi Endeavor program and higher content and/or production on several programs including the General Motors GMT800 series (full size pick up trucks and sport utilities) program and the Ford Escape and Mazda Tribute program. Partially offsetting these increase are lower production on the DaimlerChrysler Minivan program, the Ford Explorer program and the Ford Taurus and Mercury Sable program, as well as programs that balanced out in 2003 including the DaimlerChrysler LH (300M/Concorde/Intrepid) program.

During the three months ended December 31, 2003, European production and assembly sales increased by 63% or $668 million over the three months ended December 31, 2002 to $1.7 billion. This increase in production and assembly sales reflects a 64% increase in our European average dollar content per vehicle, offset in part by a 1% reduction in European vehicle production volumes from the three months ended December 31, 2002.

The increase in our European average dollar content per vehicle partially relates to the launch of new programs during or subsequent to the fourth quarter of 2002, including the SAAB 9(3) Convertible assembly program and the BMW X3 assembly program at Magna Steyr, the Nissan Micra program, the Toyota Avensis program, the Volkswagen Touareg program and the Porsche Cayenne program, and continued strong production volumes on the Mercedes E-Class program and the Mini program and the strengthening of the euro and British Pound, each against the U.S. dollar. Partially offsetting these increases are lower production volumes on the Mercedes G-Class program and the BMW 3-series program.

During the three months ended December 31, 2003, tooling, engineering and other sales increased by 21% or $94 million over the three months ended December 31, 2002 to $538 million. The increase relates primarily to strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. Tooling, engineering and other sales continued to be strong, reflecting our continued involvement in new production and assembly programs.

Operating Income

Operating income increased by 19% or $42 million from the three months ended December 31, 2002 to $260 million in the three months ended December 31, 2003. Included in operating income in the three months ending December 31, 2003 and December 31, 2002 are $17 million of non cash impairment charges for long lived assets and $36 million of non cash impairment charges for long lived assets and goodwill, respectively. Excluding these non cash impairment charges, operating income for the three months ended December 31, 2003 increased $23 million over the three months ended December 31, 2002 primarily as a result of higher gross margins generated by higher sales, offset in part by increases in SG&A spending and depreciation and amortization and a decrease in net interest income.

Net Loss from Discontinued Operations - MEC

Effective with the MID distribution on September 2, 2003, we no longer have any ownership interest in MEC and as a result, our net income increased by $14 million over the net loss from discontinued operations recorded in the three months ending December 31, 2002.


RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2003
Sales

                                                 2003       2002      Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                             15.864     16.323      -  3%
      Europe                                    16.428     16.341      +  1%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                          $     529  $     441      + 20%
      Europe                                 $     331  $     231      + 43%
    -------------------------------------------------------------------------

    Sales
      North American Production              $   8,398  $   7,200      + 17%
      European Production and Assembly           5,431      3,769      + 44%
      Tooling, Engineering and Other             1,516      1,453      +  4%
    -------------------------------------------------------------------------
    Total Sales                              $  15,345  $  12,422      + 24%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Total sales reached a record level in 2003, increasing 24% or $2.9 billion to $15.3 billion.

North American Production Sales

North American production sales increased 17% or $1.2 billion to $8.4 billion for 2003. This increase in production sales reflects a 20% increase in our North American average dollar content per vehicle, offset in part by a 3% decline in North American vehicle production volumes from 2002.

In North America, our average dollar content per vehicle grew by 20% or $88 to $529 for 2003 compared to $441 for 2002. The increase relates primarily to: increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to the year ended December 31, 2002; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and the acquisition of Donnelly Corporation ("Donnelly") on October 1, 2002. New programs launched include the Chrysler Pacifica program, the Ford Freestar and Mercury Monterey program, the BMW Z4 program, the Saturn Ion program, the Cadillac SRX program and the Mazda 6 program. Supplementing the new program launches was higher content and/or production on several programs, including the General Motors GMT800 series (full size pick up trucks and sport utilities) program. This increase in content was partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler Minivan program, programs that balanced out in 2003, including the DaimlerChrysler LH (300M/Concorde/Intrepid) program and the Ford Cal1 (Lincoln Blackwood) program, and customer price concessions.

European Production and Assembly Sales

European Production and Assembly sales increased 44% or $1.7 billion to $5.4 billion for 2003. This increase in sales reflects increases in our European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes from 2002.

In Europe, our average dollar content per vehicle grew by 43% to $331 for 2003 compared to $231 for 2002. The increase in content reflects higher reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar. Also increasing European content were: the launch of new programs during, or subsequent to, the year ended December 31, 2002, including the launch at Magna Steyr of the SAAB 93 Convertible in July 2003 and the BMW X3 in October 2003, the Nissan Micra program, the Toyota Avensis program, the Volkswagen Touareg program, the Porsche Cayenne program and the DaimlerChrysler S, E and C class sequencing program; higher content and/or production on several programs, including the Mini program; and additional sales arising from the acquisition of Donnelly. This increase in content was partially offset by a decrease in sales on the DaimlerChrysler G Class program and the BMW 3 series program, as well as customer price concessions.

Tooling, Engineering and Other

Tooling, engineering and other sales continued to be strong at $1.5 billion for 2003, representing an increase of $63 million over 2002. The increase was primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. The level of tooling, engineering and other sales reflects our continued involvement in new production and assembly programs. In 2003, we completed tooling and engineering on the following programs: Dodge Magnum, Cadillac STS, GMC Canyon, Chevrolet Colorado, Chevrolet Equinox, Cadillac SRX, and Ford Freestar, all in North America; and the SAAB 9(3) Convertible and BMW X3 in Europe.
Refer also to the sales discussion in "SEGMENTS" below.

Gross Margin

Gross margin as a percentage of total sales for 2003 was 16.6% compared to 17.3% in 2002. Gross margin as a percentage of sales was negatively impacted by the strengthening of the euro and British pound, each against the U.S. dollar, since more of our consolidated gross margin was earned in Europe during 2003 compared to 2002 and certain of our European operations operate at margins that are currently lower than our average margin. Also negatively impacting gross margin were the launch of the SAAB 93 Convertible and the BMW X3 at Magna Steyr, since the costs of these vehicle assembly contracts are reflected on a full cost basis in the selling price of the vehicle (see "Magna Steyr" discussion in "SEGMENTS" below), the MID distribution which effectively added additional lease expense in the last four months of the year, increased launch costs related to the significant amount of business launched during 2003 and customer price concessions. Partially offsetting these decreases was the positive impact of improved performance and productivity at a number of divisions, cost savings, as well as the relatively unchanged level of tooling, engineering and other sales that earn low or no margins.

Depreciation and Amortization

Depreciation and amortization costs increased 20% to $505 million for 2003 compared to $422 million for 2002. The increase in depreciation and amortization in 2003 was primarily due to an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, the acquisition of Donnelly, and increased assets employed in the business to support future growth.

Selling, General and Administrative ("SG&A")

SG&A expenses as a percentage of sales increased to 6.6% for 2003 compared to 6.3% for 2002. SG&A expenses were $1 billion for 2003, up from $780 million for 2002. The increase in SG&A expenses for 2003 relates primarily to: an increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar; additional SG&A expenses as a result of the acquisition of Donnelly; and higher infrastructure costs to support the increase in sales levels, including spending to support launches and new programs.

Impairment Charges

In accordance with the recommendations of the CICA, we completed our annual impairment review of goodwill in the fourth quarter of 2003. In conjunction with this analysis, and other indicators of impairment, we also assessed the recoverability of our long lived assets at certain operations. As a result of this analysis, we have recorded impairment charges during 2003 amounting to $17 million. The impairment charges reflect a write down of fixed assets for certain of Decoma's European operations. During 2002, we recorded impairment charges amounting to $36 million reflecting write downs of goodwill and fixed assets at certain of Intier's European operations of $4 million and $20 million, respectively, and a $12 million write down of fixed assets at Tesma's German die casting facility. These impairment charges reduced diluted earnings per share for 2003 and 2002 by $0.13 and $0.29, respectively.

Operating Income

Operating income was a record $1.040 billion for 2003 compared to $947 million for 2002. The 10% growth in operating income is the result of higher margins generated from increased sales and lower impairment charges, partially offset by lower equity income and higher SG&A spending and depreciation and amortization expense in 2003.

Other Income (Loss)

As required by the CICA, we recognized a non cash impairment loss at the date of the MID distribution equal to the excess of our carrying value of the distributed assets over their fair values on the distribution date. We recorded an impairment loss of $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID. We also recorded an impairment loss in discontinued operations which was based on an assessment of the fair value of MID's controlling interest in MEC (see "Net Loss from Discontinued Operations - MEC" below).

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $62 million. We recognized a gain of $13 million from our ownership dilution arising from the issue. Also in July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Shares to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. We recognized a gain of $2 million from our ownership dilution arising from the issue. The gains recognized were not subject to income taxes as the issues were completed on a primary basis by each of Tesma and Decoma.

Income Taxes

Our effective income tax rate on operating income (excluding equity income and other income (loss)) increased to 36.0% for 2003 from 33.9% in 2002. The increase in the effective tax rate is primarily the result of an increase in future income tax rates in Ontario, Canada, resulting in a revaluation of our net future tax liabilities and a future income tax charge of $10 million, as well as impairment charges and losses that have not been tax effected.

Minority Interest
                                      Net income for          Minority
                                      the year ended       Interest as at
                                       December 31,          December 31,
                                  --------------------- ---------------------
                                      2003       2002       2003       2002
    -------------------------------------------------------------------------

    Decoma                        $      76  $     104        26%        31%
    Intier                               62         50        13%        11%
    Tesma                                74         56        56%        56%
    -------------------------------------------------------------------------
                                  $     212  $     210
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Minority interest expense increased by $6 million to $72 million for 2003 compared to $66 million for 2002. The increase in minority interest expense is primarily due to higher earnings at Tesma and Intier, coupled with a marginally higher minority interest percentage at Intier offset by lower earnings and minority interest percentage at Decoma. The decrease in minority interest percentage at Decoma is a result of our conversion of Decoma's series 1, 2 and 3 Convertible Preferred Shares into 14,895,729 Decoma Class A Subordinate Voting Shares. The increase in the minority interest percentage for Intier is a result of the issuance of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan.

Net Income From Continuing Operations

For 2003, net income from continuing operations of $589 million increased $19 million or 3% over 2002 net income from continuing operations of $570 million. Included in net income from continuing operations are the following items which have been described above:

                                                 2003       2002      Change
    -------------------------------------------------------------------------
    Impairment charges (net of minority
     interest)                               $      13  $      27
    Other loss (income)                              6        (15)
    Future income tax charge related to
     tax rate change                                10          -
    -------------------------------------------------------------------------
                                             $      29  $      12  $      17
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Excluding these items, net income from continuing operations increased by $36 million as a result of increases in gross margin of $391 million, partially offset by increases in SG&A spending of $227 million, depreciation and amortization of $83 million, income taxes of $37 million and minority interest of $10 million and a decrease in equity income of $7 million.

Net Loss From Discontinued Operations - MEC

Net loss from discontinued operations consists of the results of our former controlling interest in MEC. As required by the CICA, we recognized a $68 million non cash impairment loss at the date of the MID distribution equal to the excess of the carrying value of our investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date.

In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million, resulting in an $11 million dilution loss on our investment in MEC. In December 2002, MEC completed its annual indefinite life intangible asset impairment analysis, represented by racing licences. In conjunction with this analysis, MEC also assessed the recoverability of its long lived assets at Great Lakes Downs and Remington Park. As a result of this analysis, MEC recorded impairment charges of $3 million related to racing licences and $15 million relating to fixed assets.

Excluding the impairment charges and dilution losses, the net loss from discontinued operations was unchanged from 2002.

Earnings per Share

                                                 2003       2002      Change
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate
     Voting or Class B Share from
     continuing operations
      Basic                                  $    5.93  $    6.02      -  1%
      Diluted                                $    5.91  $    5.99      -  1%
    -------------------------------------------------------------------------

    Earnings per Class A Subordinate Voting
     or Class B Share
      Basic                                  $    5.23  $    5.83      - 10%
      Diluted                                $    5.21  $    5.82      - 10%
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
      Basic                                       95.9       88.7      +  8%
      Diluted                                     96.3       92.0      +  5%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Diluted earnings per share from continuing operations for 2003 were $5.91, a decrease of $0.08 over 2002 diluted earnings per share from continuing operations. The impairment charges, other loss (income) and future income tax charge described above had a negative impact on diluted earnings per share of $0.16. Excluding these items, the remaining $0.08 increase in net income from continuing operations was a result of the increase in net income from continuing operations (excluding the items listed above), offset in part by an increase in the weighted average number of shares outstanding during the year, substantially as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly.

SEGMENTS

Refer to Note 27 of our 2002 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of our discontinued operations.

                                           2003                  2002
                                  --------------------- ---------------------
                                      Total  Operating      Total  Operating
                                      Sales     Income      Sales     Income
    -------------------------------------------------------------------------

    Public Operations
      Decoma International Inc.   $   2,426  $     142  $   2,125  $     170
      Intier Automotive Inc.          4,654        124      3,862        114
      Tesma International Inc.        1,102        110        926         83

    Wholly Owned Operations
      Magna Steyr                     2,719         47      1,959         13
      Other Automotive Operations     4,591        421      3,643        382

    Corporate and Other                (147)        196       (93)       185
    -------------------------------------------------------------------------
                                  $  15,345  $   1,040  $  12,422  $     947
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

The sales amounts in the following segmented discussion are before intersegment eliminations.


Decoma International Inc.
Sales

Decoma's sales increased by $301 million or 14% to $2.4 billion for 2003.
The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle, and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes. Decoma's sales also benefited from an increase in tooling, engineering and other sales, primarily related to the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar and to the Ford Escape refresh program in North America and the Volkswagen Golf program in Europe.

In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of certain of Federal Mogul Corporation's original equipment automotive lighting operations in the second quarter of 2003, offset in part by customer price concessions.

In Europe, content growth was attributable to: program launches at new facilities in the latter part of 2002 and during 2003, including the Volkswagen Transit Van program, the DaimlerChrysler E Class 4MATIC front end module program and the Volkswagen Golf fascia and front end module programs; and to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar.

Operating Income

Decoma's operating income decreased $28 million or 16% to $142 million for 2003. This decrease is largely attributable to the impairment and restructuring charge recorded in the United Kingdom and in Germany during 2003. In addition, an increase in European operating losses and the impact of foreign exchange losses on U.S. dollar denominated monetary items held in Canada contributed to the decline. North American operating income growth was partially offset by the impact of the changeover of a number of large production programs; lower North American production volumes overall and on certain high content programs; costs associated with the Company's new mould and paint facility currently under construction in the United States; and customer price concessions.


Intier Automotive Inc.
Sales

Intier's sales increased by $792 million or 21% to $4.7 billion for 2003.
The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes, including lower vehicle production volumes on certain of Intier's high content programs. Sales also benefited from a $65 million increase in tooling, engineering and other sales.

In North America, the increase in Intier's average dollar content per vehicle related primarily to: new product launches during 2002 and 2003, including the complete seats for the Saturn Ion program, the complete seats for the DaimlerChrysler Pacifica program, the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey program, the integration of the complete interior, excluding seats, for the Cadillac SRX program, the seat mechanisms for the Honda Accord and Honda Pilot programs, the door panels for the Chevrolet Malibu program, the cockpit module and seat tracks for the Chevrolet Colorado and GMC Canyon program and window regulators for the DaimlerChrysler Minivan program; an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; partially offset by increased customer price concessions and lower volumes on certain of Intier's high content programs.

In Europe, the increase in Intier's average dollar content per vehicle related primarily to: increases in Intier's reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar; new products launched during 2002 and 2003 including the instrument panel and door panels for the Jaguar XJ Series program, door panels for the Toyota Avensis program, the cockpit module for the Nissan Micra program the complete interior, excluding seats, for the BMW 6 Series program, the cargo management system for the BMW X3, and the complete seats for the Volkswagen Portaro.

Operating Income

Intier's operating income increased $10 million or 9% to $124 million for 2003. This increase is largely attributable to the $24 million non-cash impairment charge recorded in Europe in 2002. Excluding the impact of the impairment charges in 2002, Intier's operating income decreased $14 million. This decrease was primarily attributable to: increased customer price concessions; higher costs associated with new and existing facilities launching new products during 2003 and early in 2004; costs associated with the closure of one of Intier's European divisions; increased depreciation as a result of Intier's continuing investment in capital equipment to support new programs and facilities; increased affiliation fees and SG&A spending associated with the increase in sales; and higher interest costs. These additional costs were partially offset by higher gross margins generated by increased production sales from new program launches, operating improvements at certain facilities and increased reported U.S. dollar operating income as a result of the strengthening of the Canadian dollar against the U.S. dollar.


Tesma International Inc.
Sales

Tesma's sales increased by $176 million or 19% to $1.1 billion for 2003.
The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe and a modest increase in European vehicle production volumes, partially offset by a 3% reduction in North American vehicle volumes.

In North America, Tesma's content per vehicle increased largely due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the impact of foreign exchange, Tesma's growth in content per vehicle reflected new program launches and higher volumes on production ramp-ups of other recently launched programs, including an integrated front cover module for the General Motors High Feature V6 engine, balance shaft assemblies for the General Motors Line 4 and Line 5 engine programs, water pumps, camshaft phasers and housings for General Motors' premium V8 engine, and fuel filler pipe assemblies for DaimlerChrysler's Sebring car and Durango truck programs. In addition, Tesma experienced higher volumes on various programs including: oil pumps and other components supplied for Ford's 5R110 transmission; various products and components supplied to General Motors for their high volume L850 and Gen III engine programs; water pump assemblies supplied for the Honda Accord; and certain tensioner and alternator decoupler programs for Ford, General Motors, Honda and Volkswagen. These increases were partially offset by continued customer price concessions.

In Europe, the increase in content per vehicle was a result of: an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; the launch a fuel filler pipe assembly for Ford's high volume C1 (Focus) program in the third quarter of 2003; higher volumes on other programs launched during 2003, including drive belt tensioners and other components for Volkswagen, General Motors and DaimlerChrysler and stainless steel fuel tank assemblies for the Volkswagen PQ34 program; increased volumes on fuel tank assemblies for Volvo's P2X and Audi's D3 programs and on the rear-axle crossover component supplied to DaimlerChrysler; and a stronger demand for service parts.

Operating Income

Tesma's operating income increased by $27 million or 33%, to $110 million for 2003. Part of the increase in operating income can be attributed to the $12 million write-down of capital and other long-lived assets recorded in the fourth quarter of 2002. The remaining $15 million increase in operating income is the result of a higher gross margin generated by increased sales and improved capacity utilization, labour efficiencies and production efficiencies at certain facilities. These increases were partially offset by continued customer price concessions, increased costs incurred to support new business, higher depreciation charges and SG&A spending as Tesma continues to grow and invest for new business, and increased affiliation fees, all of which were significantly impacted by a strengthening of the Canadian dollar and euro, each against the U.S. dollar.


Magna Steyr
Sales

Magna Steyr's sales increased by 39% or $760 million to $2.7 billion for 2003. The increase in sales was due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar, an increase in assembly sales, including the launches of the SAAB 9(3) Convertible and BMW X3 programs in 2003 and an increase in the sales of the Drivetrain operations.

During 2003, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee, the SAAB 9(3) Convertible and the BMW X3 vehicles, whereas in 2002, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee and the Mercedes M-Class vehicles. During 2003, Magna Steyr launched the new versions of the E-Class 4x2 and E-Class 4MATIC, which resulted in lower volumes for these vehicles during the transition period than in the comparable period in 2002. During the third quarter of 2003, the SAAB 9(3) Convertible was launched and during the fourth quarter of 2003, the BMW X3 was launched. Magna Steyr's vehicle assembly volumes for 2003 and 2002 were as follows:

    Vehicle Assembly Volumes (Units)             2003       2002      Change
    -------------------------------------------------------------------------

    Full-Costed
      E-Class                                   23,630     25,813      -  8%
      G-Class                                    7,146      9,075      - 21%
      SAAB 9(3)                                  9,728          -       n/a
      BMW X3                                     8,770          -       n/a
    -------------------------------------------------------------------------
                                                49,274     34,888      + 41%
    Value Added
      Voyager                                   39,835     14,737      +170%
      Jeep                                      29,698     30,398      -  2%
      M-Class                                        -     12,279      -100%
    -------------------------------------------------------------------------
                                                69,533     57,414      + 21%
    -------------------------------------------------------------------------
                                               118,807     92,302      + 29%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble DaimlerChrysler E-Class and G-Class, SAAB 9(3) Convertible and BMW X3 vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value added assembly fee only. Contracts to assemble DaimlerChrysler Voyager, Jeep and M-Class vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Assembly and engineering sales, as reported in U.S. dollars, increased
$711 million in 2003 to $2,377 million. The increase in assembly and engineering sales was primarily due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar. Excluding the effect of foreign currency translation, assembly and engineering sales increased as a result of a 41% increase in the assembly volumes of full cost vehicles in 2003 over 2002, including assembly of the SAAB 9(3) Convertible and the BMW X3. Assembly and engineering sales also increased as a result of a 21% increase in value added assembly volumes in 2003 over 2002.

Sales at Magna Steyr's Drivetrain operations increased by $44 million to $415 million for 2003. Excluding the effect of translation, Drivetrain sales decreased in both North America and Europe as a result of both lower volumes on the Pontiac Aztek program and lower all wheel drive installation rates on the Buick Rendezvous program. These decreases in sales were partially offset by an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Operating Income

Magna Steyr's operating income increased by $34 million to $47 million for 2003. The increase in operating income is a result of the launch of several new programs during 2003, including the SAAB 9(3) Convertible and BMW X3 assembly programs, improved performance at Magna Steyr's Drivetrain and engineering facilities in Austria as well as an increase in reported U.S. dollar operating income as a result of the strengthening of the euro against the U.S. dollar, partially offset by launch costs incurred with respect to the launch of the new Mercedes E-Class 4MATIC program, operational inefficiencies with respect to the S-Class, E-Class and C-Class programs and planning and engineering costs associated with the newly awarded transfer case on General Motors' next generation full-size pick-ups and sport utilities program.

Other Automotive Operations
Sales

Our Other Automotive Operations' sales increased by 26% or $948 million to $4,591 million for 2003. The increase in sales reflects increases in the segment's North American and European average content per vehicle and a modest increase in European vehicle production volumes, offset in part by a 3% reduction in North American vehicle production volumes. The increase in production sales was partially offset by a $28 million decrease in tooling and other sales.

In North America, the increase in content is primarily the result of the acquisition of Donnelly, an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and continued strong volumes on certain high content programs.

In Europe, the increase in average content per vehicle is primarily the result of the acquisition of Donnelly, an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar and an increase in stamping sales in our Cosma operations.

Operating Income

Our Other Automotive Operations' operating income increased 10% or
$39 million to $421 million for 2003. The increase in operating income is primarily the result of: higher gross margin generated by higher sales; the acquisition of Donnelly; and the termination of the Ford Cal1 (Lincoln Blackwood) program in 2002, which generated operating losses in 2002. These increases were partially offset by incremental launch costs, restructuring costs associated with the closure of a plant in North America, costs associated with establishing new plants in preparation for the launch of newly awarded business, customer price concessions and higher reported U.S. dollar depreciation and amortization expense and SG&A spending partially due to the strengthening of the Canadian dollar against the U.S. dollar.

Corporate and Other

Corporate and Other operating income of $196 million for 2003 increased
6% or $11 million from 2002. The increase was primarily the result of additional affiliation fee income earned as a result of higher sales, offset in part by an increase in SG&A spending and lower intercompany interest income.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow from Operations

                                                 2003       2002      Change
    -------------------------------------------------------------------------

    Net income from continuing operations    $     589  $     570
    Items not involving current cash flows         699        554
    -------------------------------------------------------------------------
                                             $   1,288  $   1,124  $     164
    Changes in non-cash working capital            (82)       249
    Increase in deferred revenue                    10         68
    -------------------------------------------------------------------------
    Cash provided from operating activities  $   1,216  $   1,441  $    (225)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Overall, cash provided from operating activities for 2003 was $1,216 million as compared to cash provided from operating activities of $1,441 million for 2002, a decrease of $225 million.

Cash flow from operations before changes in non cash working capital and deferred revenue increased by $164 million over 2002 to $1.3 billion for 2003. Cash flow from operations increased as a result of the $19 million increase in net income from continuing operations as described above and a $145 million increase in non cash items, including an $83 million increase in depreciation and amortization, a $45 million increase in future taxes, a $25 million increase in equity income and other, a $5 million decrease in net gains on sales and issues of securities by subsidiaries and a $6 million increase in minority interest, offset in part by a $19 million decrease in non cash impairment charges.

Cash invested in non-cash working capital for 2003 amounted to $82 million, which was primarily attributable to a $140 million increase in accounts receivable and a $37 million increase in inventory, partially offset by a $162 million increase in accounts payable and accrued liabilities, principally as a result of the increase in sales, including the launch of the SAAB 9(3) Convertible and BMW X3 programs. Also contributing to the investment in non-cash working capital was a $21 million increase in prepaid expenses and other and a $46 million decrease in income taxes payable.

Capital and Investment Spending
                                                 2003       2002      Change
    -------------------------------------------------------------------------
    Fixed assets, investments and
     other additions                         $  (1,011) $    (991)
    Purchases of subsidiaries                      (41)        11
    Proceeds from disposals                         50         27
    -------------------------------------------------------------------------
    Cash used in investing activities        $  (1,002) $    (953) $     (49)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

We invested $801 million in fixed assets in 2003. While moderate investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment and facilities for programs launching in 2003 and future years including the following major programs: the Dodge Magnum, Chevrolet Equinox, Chevrolet Cobalt, Pontiac Pursuit, Ford Freestar and Mercedes M-Class in North America; and the DaimlerChrysler A-Class, Mini Convertible, BMW X3, SAAB 9(3) Convertible, Audi A6 and Volkswagen Golf in Europe.

We invested $210 million in other assets in 2003 which represents a $45 million payment made in escrow for the purchase of Davis (see "SUBSEQUENT EVENTS" below), $117 million invested in other assets which includes planning costs for the SAAB 9(3) Convertible and BMW X3 programs at Magna Steyr and additional spending of $48 million of long term tooling receivables primarily related to the Mercedes M-Class tooling program.

For 2003, proceeds from disposals were $50 million, reflecting proceeds from normal course fixed and other asset disposals and proceeds received on maturity of commercial investments held to partially fund certain Austrian lump sum termination and long service payment arrangements.

Financing
                                                 2003       2002      Change
    -------------------------------------------------------------------------

    Issues of debt                           $     115  $      36
    Repayments of debt                             (42)      (165)
    Issues of subordinated debentures
     by subsidiary                                  66          -
    Repayments of debentures' interest
     obligations                                    (6)       (13)
    Preferred Securities distributions             (26)       (24)
    Issues of Class A Subordinate
     Voting Shares                                  42         19
    Issues of shares by subsidiaries                16         66
    Repurchase of Class A Subordinate
     Voting Shares                                   -         (2)
    Dividends paid to minority interests           (16)       (14)
    Dividends                                     (147)      (119)
    -------------------------------------------------------------------------
    Cash provided from (used in)
     financing activities                    $       2  $    (216) $     218
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

The issues of debt are primarily the result of borrowings from a customer's finance subsidiary (see "Capital and Investment Spending" above). These borrowings, which totaled approximately $80 million during 2003 and $26 million in 2002, were advanced to Magna Steyr to partially cover the planning costs that were incurred related to recently launched assembly programs.

The repayments of debt in 2003 reflect ordinary course term debt payments (see "Contractual Obligations" below). The repayments of debt in 2002 include $98 million of repayments on bank indebtedness in addition to ordinary term debt payments.

In March 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures, which mature on March 31, 2010.

During 2003, we issued $42 million in Class A Subordinate Voting Shares on the exercise of stock options compared to $19 million for 2002.

The issue of shares by our subsidiaries in 2003 is comprised primarily of the issue of $5 million of Decoma Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing plan and the issue of $7 million in Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing plan. The issue of shares by subsidiaries in 2002 is comprised primarily of the July 2002 Tesma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $62 million.

Dividends in 2003 were $147 million, including $19 million with respect to the MID distribution, which represents the amount of cash held by MID as at August 29, 2003. Cash dividends paid during 2003 were $1.36 per Class A Subordinate Voting or Class B Share, aggregating $129 million. These payments relate to dividends declared in respect of the three month periods ended September 30, 2003, June 30, 2003 and March 31, 2003 and December 31, 2002. The increase in dividends paid for 2003 compared to 2002 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the acquisition of Donnelly, on the exercise of stock options subsequent to the third quarter of 2002 and on the redemption of our 4.875% Convertible Subordinated Debentures in June of 2002.

Financing Resources
                                                 2003       2002      Change
    -------------------------------------------------------------------------
    Liabilities
      Bank indebtedness                      $     298  $     223
      Long-term debt due within one year            35         36
      Long-term debt                               267        248
      Debentures' interest obligation               41         39
      Minority interest                            626        410
    -------------------------------------------------------------------------
                                                 1,267        956
    Shareholders' equity                         4,930      5,421
    -------------------------------------------------------------------------
    Total capitalization                     $   6,197  $   6,377  $    (180)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Total capitalization decreased in 2003 primarily as a result of the MID distribution. We recorded a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital on the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million. Partially offsetting this reduction in equity was the increase in retained earnings as a result of net income less dividends paid to Class A and Class B shareholders, and an increase in the currency translation adjustment. The increase in liabilities is primarily the result of increased minority interest.

During 2003, Magna's cash resources increased by $407 million to $1.5 billion. In addition to its cash resources, Magna had unused and available operating lines of credit of $266 million and term lines of credit of $585 million. Of such amounts, our wholly owned operations had cash of $1.0 billion and unused and available operating and term credit facilities of $232 million at December 31, 2003, while our publicly traded operations had cash of $476 million and unused and available operating and term credit facilities of $619 million at December 31, 2003.

In addition to the above unused and available financing resources, we sponsor a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount is Cdn$100 million. As at December 31, 2003, Cdn$57 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on our consolidated balance sheet.

On August 6, 2003, we announced that the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") had accepted notices of our intention to purchase for cancellation and/or for purposes of our long-term retention (restricted share) program up to 3 million of our Class A Subordinate Voting Shares, representing less than 5% of our issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid effected through the facilities of the TSX. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the by laws, rules and policies of the TSX, subject to a maximum aggregate expenditure of $200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases are determined by us. We will not purchase any of our Class B Shares pursuant to the bid.

Contractual Obligations and Off Balance Sheet Financing

At December 31, 2003, we had contractual obligations requiring annual payments as follows.

                                    Less
                                    than   1 - 3    4 - 5     After
                                  1 year   years    years   5 years    Total
    -------------------------------------------------------------------------

    Operating leases with MID    $   116  $   232  $   229  $   830  $ 1,407
    Operating leases with
     third parties                   103      164      120      138      525
    Long-term debt                    35      100       40      127      302
    Debentures' interest
     obligation                        6       14       16        3       39
    Purchase obligations(i)
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   260  $   510  $   405  $ 1,098  $ 2,273
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business

In addition to the above, our obligations with respect to employee future benefit plans, which have been actuarially determined, were $207 million at December 31, 2003. These obligations are broken down as follows:

                                                      Termination
                                                         and Long
                                                          Service
                                    Pension Retirement    Arrange-
                                  Liability  Liability      ments      Total
    -------------------------------------------------------------------------

    Projected benefit obligation  $     252  $      61  $     122  $     435
    Less plan assets                    164          -          -        164
    -------------------------------------------------------------------------
    Unfunded amount                      88         61        122        271
    Unrecognized past service
     costs and actuarial losses          24         27         13         64
    -------------------------------------------------------------------------
    Amount recognized in other
     long-term liabilities        $      64  $      34  $     109  $     207
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Total operating lease payments for these facilities totaled $82 million for 2003, including $38 million paid to MID for the period subsequent to August 28, 2003. Operating lease commitments in 2004 for facilities leased from MID and third parties are expected to total
$116 million and $49 million, respectively.

Most of our existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures, other than for new equipment.

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totaled $54 million for 2003, and are expected to total $54 million in 2004.

Although our consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced, resulting in lease commitments being sustained at current levels, or we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $95 million since we have a legal right of set-off of its long-term receivable against such borrowings and intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with North
American OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with European OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage the foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro, or the British pound, could affect our results of operations (as discussed throughout this MD&A).


RETURN ON INVESTMENT

An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed. Return on funds employed from continuing operations ("ROFE") is defined as operating income less interest income or expense divided by the average funds employed for the past year. Funds employed is defined as long term assets, excluding future tax assets, plus non cash working capital. Non cash working capital is defined as the sum of accounts receivable, inventory and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

ROFE for 2003 was 19.9%, a decrease from 20.9% for 2002. ROFE was negatively impacted by the substantial investment in launches during 2003, which require infrastructure costs in advance of revenues and profits, the acquisition of Donnelly, the operations of which currently generate ROFE that is lower than our consolidated average ROFE, and the strengthening of the euro and British pound each against the U.S. dollar, since a larger proportion of operating income was earned in Europe, and European operations in aggregate generate ROFE that is lower than our consolidated average ROFE. Partially offsetting these decreases was the impact of the MID distribution, since MID generated ROFE below our consolidated average ROFE. The MID distribution positively impacted our ROFE in the fourth quarter of 2003 and this positive impact is expected to continue going forward.


RELATED PARTIES

Mr. Stronach, our Chairman of the Board and Interim President, and three members of his family are trustees of the Stronach Trust. The Stronach Trust controls us through the right to direct the votes attaching to 66% of our Class B Shares and also controls MID through the right to direct the votes attaching to 66% of MID's Class B Shares. We lease various land and buildings used in our operations from MID under operating lease agreements which we effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the period from August 29, 2003 to December 31, 2003 was $38 million. Prior to the MID distribution on August 29, 2003, lease expense paid to MID was eliminated on consolidation. Included in accounts receivable are trade amounts due from MID and its subsidiaries in the amount of $3 million at December 31, 2003. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $25 million at December 31, 2003.

We have agreements with an affiliate of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to 2003 and 2002 was $36 million and $33 million, respectively.

Certain trusts exist to make orderly purchases of our shares for transfer to the employee equity and profit participation plan or to recipients of either bonuses or rights to purchase such shares from the trusts. During 2003 and 2002, these trusts borrowed up to $29 million and $50 million, respectively, from us to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2003 and December 31, 2002, the trusts' indebtedness to us was $18 million and $28 million, respectively.

Investments include $2 million at December 31, 2003 and 2002, at cost, in respect of an investment in a company that was established to acquire our shares for sale to employees.

We have an access agreement with MEC for the use of their golf course and clubhouse meeting, dining and other facilities in Aurora, Ontario and in Oberwaltersdorf, Austria. The agreement for the Ontario facilities expired on December 31, 2003 and the agreement for the Austrian facilities expires on March 1, 2004. The expense included in the consolidated statements of income with respect to MEC for the period from August 29, 2003 to December 31, 2003 was $2 million.


SUBSEQUENT EVENTS

On January 2, 2004, Tesma completed the acquisition of Davis. Davis produces stamped powertrain components and assemblies at three manufacturing facilities in the United States. For the fiscal year ended September 30, 2003, Davis reported sales of approximately $130 million.

The total consideration for the acquisition of Davis amounted to approximately $75 million, consisting of $45 million paid in cash and $30 million of assumed debt. On December 31, 2003, Tesma deposited the $45 million cash payment into an escrow account to be released on closing.


COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to Note 26 of our 2002 audited consolidated financial statements, which describe these claims.


FORWARD LOOKING STATEMENTS

The previous discussion contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on our assumptions and analyses made in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the Securities and Exchange Commission, as renewed from time to time. In evaluating forward looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. We expressly disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.